NOWNEWS DIGITAL MEDIA TECHNOLOGY CO. LTD.

4F, No. 550, Riuguang Road, Neihu District

Taipei City 114, Taiwan

December 22, 2014

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel

Re:	NowNews Digital Media Technology Co. Ltd.

Form 8-K

Filed November 14, 2014

File No. 333-171637

Dear Mr. Spirgel,

Per the phone discussion with Mr. William Mastriana on December 19, 2014, this is to confirm that NowNews Digital Media Technology Co. Ltd. (the “Company”) is granted additional ten business days to respond to the comment letter of the Staff of the Commission dated December 11, 2014 relating to the above-referenced filing and the Company intends to submit a response by January 9, 2015. Thank you.

Very Truly Yours,

/s/ Yih Jong Shy

Yih Jong Shy

Chief Executive Officer